September 10, 2014

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-15973

Dear Mr. Thompson:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter on August 26, 2014 commenting on the above-referenced filing.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff's comments is included in bold and is followed by our corresponding response.

Item 7. Management's Discussion and Analysis of Financial Condition and results of Operations, page 23
Results of Operations, page 27
Business Segments - Gas Storage, page 34

1.
We note various disclosures throughout the document regarding the challenges you have faced in your gas storage business due to less expensive and more stable gas prices in recent periods as well as your disclosure that the market outlook for gas storage in 2014 remains challenging, especially at your California facility where certain multi-year contracts are expiring. We also note the losses incurred in your natural gas operations during the second quarter of fiscal year 2014 due to having re-contracted certain expiring storage capacity for the 2014-15 gas storage year at lower prices due to the current market environment. In light of the preceding, please expand your disclosures here and in Form 10-Q, as applicable, to discuss if any impairment testing of your gas storage facilities/assets has been conducted during the fiscal year ended December 31, 2013 or in the six months ended June 30, 2014, and if so, the results of the testing indicating the factors considered and assumptions made in concluding no adjustments to the assets were necessary. For example, you should disclose the timing and extent of any assumed recovery of the gas storage market as well as your consideration of the currently low and stable forward gas price curves. We believe disclosures should be sufficient to allow readers to ascertain the likelihood of material impairment charges in the upcoming periods; thus, please also disclose the sensitivity of the impairment tests to changes in assumptions.

Response: Our gas storage segment includes natural gas storage services provided by two underground natural gas storage facilities: our Gill Ranch gas storage facility in California and the non-utility portion of our Mist gas storage facility in Oregon. In accordance with ASC 360-10-35-21, we test our gas storage segment assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Our accounting policy for long-lived assets is included in Note 2 of our 2013 Form 10-K and discloses our conclusion that there were no material impairments of long-lived assets during the year ended December 31, 2013.

Our assessment and conclusion as of each period ended December 31, 2013, March 31, 2014 and June 30, 2014 was that there were no events or circumstances indicating the carrying amount of our gas storage assets may not be recoverable. We do not believe the low gas storage prices currently being experienced constitute an event or circumstance indicating that the carrying amount of these assets may not be recoverable. Indeed, as described below in our intended change to Management’s Discussion and Analysis, we believe there will be increasing demand for gas, which may increase volatility of gas prices and increase the long-term demand for gas storage. As such, there were no additional impairment specific disclosures included in our 2013 Form 10-K and subsequent 10-Q filings. As we have determined there were no facts or circumstances requiring an impairment analysis, we believe our disclosures regarding impairment in the notes to the financial statements are appropriate.

While we concluded there was no impairment testing necessary for our gas storage assets, we continued to disclose information regarding market trends, long-term business fundamentals, and gas storage results in Management's Discussion and Analysis for both the first and second quarters of 2014 in our Form 10-Qs to enhance readers' understanding of the current market conditions impacting our gas storage segment and the segment’s current operating results.

In connection with the preparation of future filings, we will continue to assess whether events or circumstances exist requiring an impairment analysis. If required, we will provide appropriate disclosures about our analysis, the factors considered, significant assumptions used in the analysis, and the sensitivity of those assumptions on the results. If there have not been events or conditions that would require such an analysis, we would nevertheless propose enhancing our disclosures by adding language similar to the following italicized and underlined sentences (based on the existing disclosure in Note 2 of our 2013 Form 10-K) in our future filings on Form 10-K (based on conditions existing as of the date of filing this response):

IMPAIRMENT OF LONG-LIVED ASSETS. We review the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment of long-lived assets include a significant adverse change in the extent or manner in which the asset is used, a significant adverse change in legal factors or business climate that could affect the value of the asset, or a significant decline in the observable market value or expected future cash flows of the asset, among others.

If such factors indicate a potential impairment, we assess the recoverability by determining if the carrying value of the asset exceeds the sum of the projected future cash flows over the remaining economic life of the asset. An asset is determined to be impaired when the carrying value is not recoverable through undiscounted future cash flows, and in those cases, we would estimate the fair value of the asset using appropriate valuation methodologies, which may include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset’s carrying amount and its estimated fair value.

We have determined there were no events or circumstances that suggested an impairment of long-lived assets during the year ended December 31, 20XX. In reaching this conclusion, we reviewed all long-lived assets for circumstances, including those noted above, that may indicate the carrying amount of the asset might not be recoverable and determined no such events have occurred. If our gas storage facilities experience sustained decreases in future cash flows due to a prolonged, slow recovery of the gas storage market, this may lead to events that indicate the carrying amount of the assets might not be recoverable, requiring an impairment assessment that could result in a future impairment.

We also propose enhancing Management's Discussion and Analysis in our third quarter 2014 Form 10-Q and all subsequent filings (with appropriate changes to reflect any further changing conditions) by adding the following sentences to our Business Segments - Gas Storage disclosures (based on conditions existing as of the date of filing this response):

Our gas storage segment financial results have been negatively impacted in the short term by the decline in current market conditions and higher than normal repair costs incurred this year at our Gill Ranch facility. Despite these conditions, we continue to believe in the long-term need for gas storage in California. We anticipate a rebound in gas storage values and future increases in the demand for natural gas due to several factors, including changes in electric generation requirements triggered by renewable portfolio standards, increased use of alternative fuels to meet carbon reduction targets, recovery of the California economy, growth of domestic industrial manufacturing, the potential export of liquefied natural gas, and other favorable market conditions in California. These factors would likely result in higher summer/winter natural gas price spreads, gas price volatility and gas storage values. Refer also to Note 2 in our 2013 Form 10-K for more information regarding our accounting for impairment of long-lived assets.

Item 8. Financial Statements and Supplementary Date, page 51
Notes to Consolidated Financial Statements, page 59
12. Investments, page 78

2.
We note your disclosure that you account for investments in life insurance policies at cash surrender value, net of policy loans. However, we also note your disclosure on page 15 of Form 10-Q for the quarterly period ended June 30, 2014 that financial investments in life insurance policies are accounted for at fair value. Please revise to address this apparent inconsistency and tell us the basis in GAAP for your accounting for investments in life insurance policies.

Response: Our life insurance policies are accounted for in accordance with ASC 325-30 “Investments-Other Investments in Insurance Contracts.” Pursuant to this guidance, our investment in life insurance is reported at the amount that could be realized under the contract at the balance sheet date, with any change in cash surrender value or contract value during the period accounted for as an adjustment of premiums paid in determining the expense or income to be recognized in the period. Our 2013 Form 10-K disclosure stating our life insurance policies were accounted for at "cash surrender value, net of policy loans" was accurate. Although the disclosures included in our first and second quarter 2014 Form 10-Qs stating the policies were accounted for under "fair value" was incorrect, our accounting treatment of these policies was correct. In future filings, beginning with our third quarter 2014 Form 10-Q, we will consistently disclose our accounting treatment for life insurance policies as indicated in italics and underlined below:

Other Investments
Other investments include financial investments in life insurance policies, which are accounted for at cash surrender value, net of policy loans. See Note 12 in the 2013 Form 10-K.

16. Revision of Prior Period Financial Statements, page 85

3.
We note your disclosure that during first quarter of 2013 you identified an error in the rate used to calculate interest on certain regulatory assets. Your disclosure refers to the equity component of your authorized rate of return (ROR) that should not have been capitalized and a cumulative pre-tax impact for 2003 through 2012 of $5.6 million to regulatory assets and other income and expense. The cumulative impact would have been material to the annual and interim periods for 2013 so you revised prior period financial statements to correct the error. Please address the following:

•
Tell us when and how the error was identified. If it was identified through your processes or internal controls, explain why the error was not identified in an earlier period given that it dates back to 2003.

•
Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the error and, if so, how you evaluated the severity of those deficiencies.

•	Tell us if you made changes or improvements in your internal controls over financial reporting (ICFR) due to the error disclosed.

Response: The error was identified by our external auditors during their review of our first quarter 2013 Form 10-Q filing. As part of our internal analysis, we evaluated the control implications of the error. Our controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and they did not detect the immaterial error recorded in each of the preceding years.

We determined there was a deficiency in the design of a review control over regulatory assets. This was not a deficiency in the monitoring or risk assessment elements of our internal control over financial reporting.

We assessed the deficiency and concluded that the magnitude of the potential misstatement was immaterial to both interim and annual financial statements1. In addition, we evaluated the class of transactions exposed to the deficiency in the prior periods, as well as the effect expected in future periods and concluded it was not reasonably possible the deficiency would result in a material misstatement. As a result, we determined the deficiency did not constitute a material weakness. However, we concluded it was a significant deficiency and reported it to the Audit Committee.

Among other improvements, we made certain enhancements to an existing regulatory review control including: increasing the frequency, enhancing the scope, and adding an interdisciplinary review of regulatory accounting matters. While we made improvements to our existing control, we did not add any incremental controls to address this deficiency. However, this change did not have a material effect and was not reasonably likely to have a material effect on our internal controls over financial reporting. On this basis, we concluded that no disclosures were required under Rule 13a-15(d).

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (503) 220-2345.

Sincerely,

NORTHWEST NATURAL GAS COMPANY
By:	/s/ Stephen P. Feltz
Stephen P. Feltz
Senior Vice President and Chief Financial Officer

cc:    Yolanda Guobadia, Staff Accountant
Robyn Manuel, Staff Accountant
MardiLyn Saathoff, Vice President and Corporate Secretary
John T. Hood, Morgan, Lewis & Bockius LLP
Roger Mills, PricewaterhouseCoopers LLP

1As described in our October 2, 2013 response to the September 19, 2013 letter from the SEC Staff, we assessed the materiality of this error in prior period financial statements and concluded it was not material to any individual prior annual or interim periods. As a percentage of net income before tax, the error was 1.7%, 1.3%, and 0.9% for 2012, 2011, and 2010, respectively.